UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

ABSTRACT OF MINUTES No. 453 OF EDENOR S.A.´S BOARD OF DIRECTORS´ MEETING

MINUTES No. 453: In the City of Buenos Aires, on October 30, 2020, at 12:00 pm, in observance of the Social, Preventive and Mandatory Isolation regime (Aislamiento Social, Preventivo y Obligatorio) provided for by Emergency Decree No. 297/2020 (Decreto de Necesidad y Urgencia, DNU), as extended, and in consideration of CNV General Resolution No. 830/2020 authorizing Board of Directors´ Meetings to be remotely held during the health emergency situation and limited free circulation, including those issuers who have not so provided in their By-laws, as in the case of the Company, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A. or the Company) held a remote meeting through Cisco Webex, which allows for simultaneous transmission of sound, images and words during the meeting and its digital recording. Regular Directors Ricardo Torres, Carlos Perez Bello, Carlos Iglesias, María José Wuille-Bille, Diego Rozengardt, Haroldo Montagu, Santiago Fraschina and Federico Bernal attended the remote meeting. Daniel Abelovich, Germán Wetzler Malbrán and Jorge Pardo also attended the remote meeting, representing the Supervisory Committee. Alternate Directors Leandro Montero, Gerardo Tabakman, Daniel Flaks and Nicolás Sanvitale, also attended the remote meeting, who joined the discussion by the Board as well as Carlos Ariosa, as Legal Affairs Manager and in charge of the Board´s Secretary. The Meeting was chaired by the Board´s Chairman, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the Directors the FIRST ITEM of the Agenda as timely informed: […] Thereafter, the THIRD ITEM of the Agenda was submitted to consideration: 3°) Consideration of Call to Special Regular Class B and Class C Shareholders´ Meeting. The Chairman gave the floor to Mr. Ariosa, who stated that on October 15, 2020 the shareholder FGS-ANSES sent a note requesting a Special Regular Class Meeting to be held to fill the vacancies in the Company´s Board of Directors for such class. Thereafter, Mr. Diego Rozengardt took the floor and moved to call a Special Regular Class B and Class C Shareholders´ Meeting to consider appointment of one (1) regular director replacing outgoing director Mr. Gonzalo Guilardes Deinert, and one (1) alternate director replacing Mr. Juan Santiago Fraschina, until the end of term of office, i.e., until the Shareholders´ Meeting held to consider the Company´s financial statements as of

December 31, 2020. After discussion on the items of the Agenda described above, the Board of Directors unanimously RESOLVED TO: (i) call a Special Regular Class B and Class C Shareholders´ Meeting to be held on December 15, 2020 at 11 am on first call and at 12 pm on second call; (ii) delegate upon the Board´s Secretary any proceedings required to publish the call in the Official Gazette and in a widely circulated newspaper, as well as any other communication, as required; and (iii) approve the following call:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

CALL TO SPECIAL REGULAR CLASS B AND CLASS C SHAREHOLDERS´ MEETING

Class B and Class C Shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the Special Regular Shareholders’ Meeting to be held on December 15, 2020 at 11 am on first call and at 12 pm on second call, in order to consider the following Agenda: 1) Appointment of two shareholders to approve and sign the Minutes; 2) Appointment of one (1) regular director and (1) alternate director jointly representing Class B and Class C, with term of office until the Shareholders´ Meeting held to consider the Company´s financial statements as of December 31, 2020; 3) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations. If an in-person meeting were possible, it shall be held in the head office at Avenida del Libertador 6363, ground floor, City of Buenos Aires; otherwise if on the date set for the Meeting, the prohibitions or restrictions on free circulation introduced by DNU No. 297/20 and its subsequent extensions and related rules were still effective, the Meeting shall be remotely held. In such case, and in compliance with and as authorized by General Resolution No. 830/2020 issued by the Argentine Securities and Exchange Commission (CNV), it was informed that: (i) the Meeting shall be held on the same date and at the same time originally scheduled, through Microsoft Teams, provided: a) all participants have free access to the Meeting; b) it is possible to participate with vote and voice through simultaneous transmission of sound, images and words during the Meeting, ensuring the principle of equal treatment to all participants; and c) the Meeting is digitally recorded and a digital copy is kept and available. Furthermore, a mechanism shall be implemented for participants and/or their representatives to be readily identified and members of the Supervisory Committee participating in the Meeting shall cause all legal, regulatory and statutory rules to be duly complied with, particularly the minimum requirements provided for in CNV General Resolution No. 830/2020; (ii) the link and the instructions on how to access and join the Meeting shall be shared with the shareholders confirming their participation in the Meeting during the period provided for by law; (iii) shareholders shall confirm their participation in the Meeting by sending an email to “legales.corporativo@edenor.com” attaching their share certificate digitally issued the Registrar, up to and including December 9, 2020; (iv) shareholders participating in the Meeting by representative shall send an email to the address above with the relevant authorizing document, duly authenticated and at least five (5) business days prior to the date of the Meeting.

NOTE 1: In accordance with the provisions of the Argentine Securities and Exchange Commission effective upon registration to attend the Meeting, the following shareholder´s information shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration information in the case of legal entities expressly identifying the Registry where the legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 2: Shareholders shall appear at or online join the Meeting, as applicable, at least ten (10) minutes in advance to the time scheduled for the Meeting.

Furthermore, after brief discussion on the items of the Agenda described above and as required under the Deposit Agreement in effect and executed by the Company and The Bank of New York, the Board of Directors unanimously further RESOLVED TO: Recommend the Company´s Shareholders´ Meeting to vote as follows:

As regards the first item of the Agenda: 1) “Appointment of two shareholders to approve and sign the Minutes”: Move the Shareholders´ Meeting to appoint the representatives of Administración Nacional de Seguridad Social and The Bank of New York Mellon to sign the Minutes.

As regards the second item of the Agenda: 2) “Appointment of one (1) regular director and one (1) alternate director to be jointly appointed by Class B and by Class C”: Move Class B and Class C Shareholders´ Meeting to support the proposal to appoint regular and alternate directors as put forward by the shareholder FGS-ANSES.

As regards the third item of the Agenda: 3) “Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations”: Move Shareholders´ Meeting to grant the relevant authorizations to Carlos Dionisio Ariosa, Gabriela Laura Chillari, Camila Macarena Fernandez Santiso and Sofía de los Ángeles Conti, to any of them, acting on behalf of the Company, register the resolutions passed by the Shareholders´ Meeting and to carry out any necessary filings and acts before the relevant authorities including, without limitation, any filings to be made before Comisión Nacional de Valores, Bolsa de Comercio de Buenos Aires and Inspección General de Justicia, as applicable.

[…] There being no further issues to transact, the Chairman thanked all attendees, and the meeting was adjourned at 1:15 pm.-

Undersigning Attendees: Ricardo Torres, Carlos Perez Bello, Carlos Iglesias, María José Wuille-Bille, Diego Rozengardt, Haroldo Montagu, Santiago Fraschina, Federico Bernal, Daniel Abelovich, Germán Wetzler Malbrán and Jorge Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 19, 2020